

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

October 26, 2009

<u>Via Facsimile and U.S. Mail</u>

Kevin M. King
Director, President and Chief Executive Officer
Affymetrix, Inc.
3420 Central Expressway
Santa Clara, California 95051

> **Re:** **Affymetrix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 000-28218**

Dear Mr. King:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and related filings and do not, at this time, have any further comments.

Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3625 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney